EXHIBIT 15.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
“Bezeq” The Israel Telecommunication Corporation Ltd:

We consent to the incorporation by reference in the registration statement (File No. 333-150173) on Form S-8 of B Communications Ltd. of our report dated March 7, 2011, with respect to the consolidated statements of financial position of “Bezeq” The Israel Telecommunication Corporation Ltd, and its subsidiaries as of December 31, 2010, 2009 and 2008, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2010, which report appears in the December 31, 2010 annual report on Form 20-F of B Communications Ltd.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Israel)
Member firm of KPMG International

Jerusalem, Israel
June 29, 2011